OMV Aktiengesellschaft

082-03209

October 18, 2007
7.00am (BST) – 8.00am (CET)

Q3/07 Trading Statement

This trading statement from OMV provides basic information for the quarter ended September 30, 2007, including figures on the economic environment as well as OMV's performance during the period. The data on the economic environment show the development of the relevant crude prices and exchange rates. For the E&P segment we provide the expected development of production volumes and give some information on the key drivers of this development. An overview on refining margins and drivers for the R&M and Gas businesses is also included.

The OMV Group Q3/07 results will be published on November 15, 2007. The information contained herein is subject to change and may differ from the final numbers that will be reported.

Economic environment

	Q3/06	Q4/06	Q1/07	Q2/07	Q3/07
Average Brent price in USD/bbl	69.60	59.60	57.76	68.75	**74.75**
Average Ural price in USD/bbl	65.81	56.48	54.26	65.30	**72.22**
Average EUR/USD FX rate	1.274	1.289	1.311	1.348	**1.374**
Average EUR/RON FX rate	3.542	3.479	3.381	3.274	**3.236**
Average USD/RON FX rate	2.779	2.702	2.580	2.432	**2.353**

Source: Reuters

Exploration and Production

	Q3/06	Q4/06	Q1/07	Q2/07	Q3/07
Total hydrocarbon production in boe/d	310,000	329,000	322,000	322,000	**317,000**
thereof Petrom	197,000	205,000	202,000	196,000	**195,000**

Overall Group oil and gas production in Q3/07 was at 317,000 boe/d, slightly lower compared to Q2/07. The major reason was a lower production in the UK due to maintenance work performed at the FPSO Schiehallion and the CATS pipeline shutdown and repair after being damaged by a ship's anchoring operations. In Romania, production was maintained at a similar level as in Q2/07, whereas New Zealand (Pohokura) and Libya reported higher production volumes. The price differential between Brent and OMV's realized crude price is expected to be higher than in Q2/07. The average Romanian regulated gas price for producers in Q3/07 was USD 199.78/1,000 cbm (RON 470.0), an increase compared to Q2/07 (USD 187.07/1,000 cbm (RON 455.0)). Exploration expenditure is expected to be higher than in the previous quarter. The benefits of higher oil prices were in part compensated by the strengthening of the RON and the weakening of the USD against the EUR.

dlw 10/30

Refining and Marketing

	Q3/06	Q4/06	Q1/07	Q2/07	Q3/07
NWE refining margin in USD/bbl [1]	5.20	2.85	4.11	6.64	**3.53**
Med Urals refining margin in USD/bbl [1]	5.38	4.02	5.70	7.22	**3.75**
OMV indicator refining margin in USD/bbl	4.52	3.76	5.25	7.06	**3.91**
Total refining sales in mn t	5.87	5.90	5.22	5.23	**5.76**

[1] Source: Reuters

Actual refining margins realized by OMV may vary from the OMV indicator refining margin as well as from the market margins due to factors including a different crude slate, product yield and operating conditions. Refining margins in Q3/07 substantially decreased from the high level of Q2/07 mainly because of lower gasoline spreads. Refining sales volumes recovered and the demand for heating oil in Central Europe improved slightly. The higher crude price burdened the refineries due to higher cost of own energy consumption but had a positive impact on inventory valuation. Petrochemical margins where higher than in Q2/07. However, the petrochemical result was affected by a maintenance shutdown (8 days) of the steam cracker at Schwechat mainly as a consequence of a maintenance shutdown in Borealis. In Marketing, retail margins held firm at a high level. Commercial sales slightly improved compared to Q2/07.

Gas

In the Logistics business, the positive development of the first half of 2007 was continued in Q3/07. In the Storage business, sales remained strong despite the usual seasonal change in the product mix. Marketing and Trading volumes were seasonally lower compared to Q2/07. Petrom's sales volumes increased compared to Q3/06 as the drought in Romania has led to increased demand from gas-fired power plants. Compared to Q2/07, however, Petrom's sales volumes were seasonally lower.

At-equity consolidated companies

Petrol Ofisi benefited from seasonally high demand as well as from the Turkish lira appreciation versus the USD. Borealis continued to benefit from strong markets; furthermore a gain from the sale of the Norwegian site was realized. In Q3/07, OMV has increased its stakes in Petrol Ofisi (from 35% to 37%) and Borealis (from 35% to 36%).

Identified special items

At the operating income level charges and credits resulting from special items largely compensated each other in Q3/07.

Tax rate

The tax rate in Q3/07 is expected to be at a lower level than in Q2/07, again supported by strong at-equity income.

This trading statement contains forward looking statements, particularly those regarding hydrocarbon production; refining, retail marketing and petrochemical margins; refining and marketing sales; gas storage and gas sales volumes; identified special items and the effective tax rate. These forward looking statements are subject to risks, uncertainties and assumptions. These forward looking statements are only predictions based on OMV's current expectations and anticipated trends in its business. The actual results may differ materially from those expressed or implied by the forward looking statements and may include important unidentified or currently undisclosed items. Neither OMV nor any other person assumes responsibility for the accuracy and completeness of any of these forward looking statements. OMV will not update this trading statement to actual results or revised expectations. The information in this statement has not been audited.

For further information, please contact:

Ana-Barbara Kunčič, Investor Relations
Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com

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